news release

ArcelorMittal publishes convening notice for Annual and Extraordinary General Meetings of shareholders

Luxembourg, 5 April 2012 - ArcelorMittal has published the convening notice for its Annual and Extraordinary General meetings of shareholders, which will be held on Tuesday 8 May 2012 at 11.00 a.m. local time at its registered office in Luxembourg. The Annual General Meeting of shareholders will be immediately followed by the Extraordinary General Meeting of shareholders.

Following the implementation of the EU Shareholders’ Rights Directive into Luxembourg law, the blocking certificate requirement has been removed. The ArcelorMittal shareholders entitled to vote at the General Meetings will be those who are shareholders on the record date of 24 April 2012 at midnight (24:00 hours) Central European Time.

The convening notice, the Annual Report 2011, the voting forms and all other meeting documentation will be available on ArcelorMittal's website under “Investors – Equity investors – Shareholders’ meetings -- Annual General Meeting 8 May 2012” from 5 April 2012.  Shareholders may obtain,  free of charge, a copy of the Annual Report 2011 (in English or, in abbreviated form, in French) and of the proposed amendments to the articles of incorporation at ArcelorMittal's registered office, by calling +352 4792 3198, sending a fax to +352 4792 2833 or +44 20 7629 7993, or by e-mail to privateinvestors@arcelormittal.com.